SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    May 2009

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                     ______________

         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
333-127491 and 333-150197 and Form S-8 Registration Statement File No.
333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces First Quarter 2009 Results; Company Reports 11% Increase in Revenues and Net Profit dated May 21, 2009.

                                                                          ITEM 1

 Press Release                           Source: RADA Electronic Industries Ltd.

RADA Electronic Industries Announces First Quarter 2009 Results;
Company Reports 11% Increase in Revenues and Net Profit

On Thursday May 21, 2009, 9:39 am EDT

NETANYA, Israel, May 21, 2009 (GLOBE NEWSWIRE) -- RADA Electronic Industries Ltd. (Nasdaq:RADA) reported today its financial results for the quarter ended March 31, 2009. Revenues were $4.1 million, an increase of 11% compared with revenues of $3.7 million in the first quarter of 2008. Gross profit increased 96% to $1.2 million from $0.6 million in the first quarter of 2008 and gross margin was 30% compared with 17% in the first quarter of 2008. Operating expenses were $1.3 million compared with operating expenses of $1.0 million in the first quarter of 2008. Financial income was $95,000 compared with financial expenses of $432,000 in the first quarter of 2008, which includes $240,000 income and $110,000 expenses from the changes of the U.S. dollar against the Israeli Shekel, for the quarters ended March 31, 2009 and 2008, respectively.

As a result, the Company reported net profit of $42,000 or $0.01 per share. This compares with a net loss of $770,000 or $0.09 per share, for the comparable quarter in 2008.

Commenting on the results, Zvika Alon, RADA's CEO said, "The first quarter of 2009 is our third consecutive profitable quarter. The improvement in our profitability was principally made possible by the sequential growth in our revenues. This improvement occurred despite the increase in research and development expenses, which expenses are expected to increase in the second and third quarters of 2009. We are making these investments in order to allow us to enhance and broaden our product offerings, which will provide us with greater opportunities in the market. Although the current environment remains challenging, we believe that the continued execution of our strategy to increase our product offerings in the defense electronics market as well as commercial derivatives will enable us to move forward and continue to improve our operating results."

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in data recording and management (Digital Video & Data Recorders, Ground Debriefing Stations Head-Up Display Cameras), inertial navigation systems, avionics solutions (Trainer Aircraft Upgrades, Stores Management Systems, Interface Computers) and avionics systems for UAVs.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

 CONSOLIDATED BALANCE SHEETS
 ---------------------------------------------------------------------
 U.S. dollars in thousands, except share and per share data

                                                March 31,    Dec. 31,
                                                  2009         2008
                                                ----------------------
                                                Unaudited    Audited
                                                ----------  ----------
      ASSETS

 CURRENT ASSETS:
   Cash and cash equivalents                    $   1,438   $     964
   Restricted cash                                    573         793
   Trade receivables (net of allowance for
    doubtful accounts of $60 at March 31,
    2009 and December 31, 2008)                     3,069       3,434
   Other receivables and prepaid expenses             637         597
   Costs and estimated earnings in excess of
    billings on uncompleted contracts               2,044       2,210
   Inventories                                      4,425       4,409
                                                ----------  ----------

 Total current assets                              12,186      12,407
 -----                                          ----------  ----------

 LONG-TERM RECEIVABLES AND DEPOSITS:
   Long-term receivables                              773         803
   Leasing deposits                                    55          56
                                                ----------  ----------

 Total long-term receivables and deposits             828         859
 -----                                          ----------  ----------

 PROPERTY, PLANT AND EQUIPMENT, NET                 3,600       3,699
                                                ----------  ----------

 OTHER ASSETS:
   Intangible assets, net                             862         972
   Goodwill                                           585         557
                                                ----------  ----------

 Total other assets                                 1,447       1,529
 -----                                          ----------  ----------

 Total assets                                   $  18,061   $  18,494
 -----                                          ==========  ==========

      LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Short-term bank credit and current
    maturities of long-term loans               $     165   $     162
   Trade payables                                   1,852       2,760
   Other payable and accrued expenses               4,308       3,860
   Billings in excess of costs and estimated
    earnings on uncompleted contracts                  --          43
                                                ----------  ----------

 Total current liabilities                          6,325       6,825
 -----                                          ----------  ----------

 LONG-TERM LIABILITIES:
   Long-term loan                                      --          33
   Loans from shareholders, net                     1,537       1,546
   Convertible note from a shareholder, net         2,090       1,980
   Accrued severance pay and other long
    term liability                                    488         558
                                                ----------  ----------

 Total long-term liabilities                        4,115       4,117
 -----                                          ----------  ----------

  MINORITY INTERESTS                                  552         556
                                                ----------  ----------
  SHAREHOLDERS' EQUITY
   Share capital -
     Ordinary shares of NIS 0.015 par value -
      Authorized: 16,333,333 shares at March 31,
      2009 and December 31, 2008; Issued and
      outstanding: 8,858,553 at March 31,
      2009 and December 31, 2008                      119         119
   Additional paid-in capital                      69,523      69,495
   Accumulated other comprehensive income             320         317
   Accumulated deficit                            (62,893)    (62,935)
                                                ----------  ----------

  Total shareholders' equity                        7,069       6,996
  -----                                         ----------  ----------
  Total liabilities and shareholders' equity    $  18,061   $  18,494
  -----                                         ==========  ==========

 CONSOLIDATED STATEMENTS OF OPERATIONS
 ---------------------------------------------------------------------
 U.S. dollars in thousands, except per share data


                                                               Year
                                      Three months ended       ended
                                           March 31,          Dec. 31,
                                     ---------------------   ---------
                                       2009         2008       2008
                                     ---------------------   ---------
                                          (unaudited)        (audited)
                                     ---------   ---------   ---------
 Revenues                               4,095       3,691      17,881
                                     ---------   ---------   ---------

 Cost of revenues                       2,846       3,054      13,686
                                     ---------   ---------   ---------

 Gross profit                           1,249         637       4,195
                                     ---------   ---------   ---------

 Operating expenses:
   Research and development               474          94         686
   Marketing and selling                  330         367       1,496
   General and administrative             502         507       1,903
                                     ---------   ---------   ---------

  Total operating expenses              1,306         968       4,085
  -----                              ---------   ---------   ---------

 Operating profit (loss)                  (57)       (331)        110
 Financial income (expenses), net          95        (432)       (668)
                                     ---------   ---------   ---------

                                           38        (763)        558
 Minority interests in (profit) loss
  of a subsidiary                           4          (7)        (18)
                                     ---------   ---------   ---------

 Net Profit (loss) for the period    $     42    $   (770)   $   (576)
                                     =========   =========   =========

 Profit (loss) per share:

   Basic and diluted profit (loss)
    per share                        $   0.01    $  (0.09)   $  (0.07)
                                     =========   =========   =========


Contact:
          RADA Electronic Industries Ltd.
          Shiri Lazarovich - C.F.O
          011-972-9-8921111

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                             (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger
                                                President and Chairman




Date:  May 21, 2009